Exhibit 4.1

Description of the Registrant’s Securities Registered Under

Section 12 of the Securities Exchange Act of 1934

Common Stock, $0.01 Par Value Per Share

General. Cincinnati Bancorp, Inc. is authorized to issue 14,000,000 shares of common stock, par value of $0.01 per share. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. Upon payment of consideration for shares of common stock as determined by the Board of Directors, all such shares are duly authorized, fully paid and non-assessable.

Dividends. Cincinnati Bancorp, Inc. may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if Cincinnati Bancorp, Inc.’s assets are less than the amount necessary to satisfy the requirement set forth above, Cincinnati Bancorp, Inc. may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters. The payment of dividends by Cincinnati Bancorp, Inc. is also subject to limitations that are imposed by applicable regulation, including restrictions on payments of dividends that would reduce Cincinnati Bancorp, Inc.’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of Cincinnati Bancorp, Inc. are entitled to receive and share equally in dividends as may be declared by the board of directors out of funds legally available therefor. If Cincinnati Bancorp, Inc. issues any shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock have exclusive voting rights in Cincinnati Bancorp, Inc. They elect Cincinnati Bancorp, Inc.’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. However, any person who beneficially owns more than 10% of the outstanding shares of Cincinnati Bancorp, Inc.’s common stock is not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Cincinnati Bancorp, Inc. issues any shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval by the holders of 80% of the outstanding common stock.

Liquidation. In the unlikely event of any liquidation, dissolution or winding up of Cincinnati Federal, Cincinnati Bancorp, Inc., as the holder of 100% of Cincinnati Federal’s capital stock, is entitled to receive all assets of Cincinnati Federal available for distribution, after payment or provision for payment of all debts and liabilities of Cincinnati Federal, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to eligible account holders of Cincinnati Federal. In the unlikely event of liquidation, dissolution or winding up of Cincinnati Bancorp, Inc., the holders of its common stock are entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Cincinnati Bancorp, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Cincinnati Bancorp, Inc. are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.